UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Leslie Stanford 1490 Lafayette Street Suite 201 Denver, Colorado 80218	Markus Lehmann Kreuzbuehel 15 FL-9493 Mauren, Liechtenstein

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Greenberg Traurig, LLP

The Met Life Building

200 Park Avenue

New York, New York 10166

Attention:  Michael B. Solovay

                     Lorenzo Borgogni

Telephone:  (212) 801-9200

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Leslie Stanford, Markus Lehmann, John Peterson, Jose Paulo Rodrigues Dinis da Silva, J.M. Bos-Vuijst, Ronald P.J. Bos, Michiko Dejaeghere, Tae Ho Kim, Susan Peterson, Leung Sze Man, Fredrick J. Cohn, Enrique Javier Varela Barrios, Juan Jose Najera Diaz and Arie Baratz with the Securities and Exchange Commission on March 28, 2007, as amended by Amendment No. 1 thereto filed with the SEC on March 30, 2007 (the ‘‘Schedule 13D’’).  Item 4 of the Schedule 13D is amended as set forth below, and all other Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

“After being contacted by advisors to the Special Committee, Buyer and the Special Committee, and their respective advisors, have commenced discussions concerning Buyer’s possible interest in exploring making a proposal to acquire all of the outstanding Common Shares of the Issuer at a price higher than Buyer’s previously withdrawn proposal of $38 per share in cash.  There can be no assurance that Buyer will make a revised proposal, that any such proposal would be approved by the Special Committee, or as to the terms of any such revised proposal.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated as of April 5, 2007

/s/ Leslie Stanford
Leslie Stanford

/s/ Leslie Stanford*
Markus Lehmann

/s/ Leslie Stanford*
John Peterson

/s/ Leslie Stanford*
J.M. Bos-Vuijst

/s/ Leslie Stanford*
Ronald P.J. Bos

/s/ Leslie Stanford*
Jose Paulo Rodrigues Dinis da Silva

/s/ Leslie Stanford*
Michiko Dejaeghere

/s/ Leslie Stanford*
Tae Ho Kim

/s/ Leslie Stanford*
Susan Peterson

/s/ Leslie Stanford*
Leung Sze Man

/s/ Leslie Stanford*
Fredrick J. Cohn

/s/ Leslie Stanford*
Enrique Javier Varela Barrios

/s/ Leslie Stanford*
Juan Jose Najera Diaz

/s/ Leslie Stanford*
Arie Baratz

* Leslie Stanford is signing on behalf of Markus Lehmann, John Peterson, J.M. Bos-Vuijst, Ronald P.J. Bos, Jose Paulo Rodrigues Dinis da Silva, Michiko Dejaeghere, Tae Ho Kim, Susan Peterson, Leung Sze

Man, Fredrick J. Cohn, Enrique Javier Varela Barrios, Juan Jose Najera Diaz and Arie Baratz as attorney-in-fact pursuant to a power of attorney that is attached as Exhibit A to the Schedule 13D that was previously filed with the SEC on March 28, 2007, and hereby incorporated by reference herein.